MTU Aero Engines

RECEIVED

2007 APR -9 P 1:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

07022479

PROCESSED
APR 1 2 2007
THOMSON FINANCIAL

München, 03.04.2007

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

a) Notification of securities transactions by a member of the management board, dated March 26, 2007

b) Notification of securities transactions by a member of the management board, dated March 28, 2007

c) Notification of securities transactions by a member of the management board, dated March 28, 2007

d) Notification of securities transactions by a member of the management board, dated March 29, 2007

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

dlw 4/10

MTU Aero Engines Holding AG
Postfach 50 06 40
80976 München · Deutschland
Lieferanschrift:
Dachauer Straße 665
80995 München · Deutschland
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Sitz der Gesellschaft:
München
Handelsregister:
München, HRB Nr. 157206
Steuer-Nr.: 143/103/20073
USt-IdNr.: DE 814400965

Bankverbindung:
Deutsche Bank AG, München
Bankleitzahl: 700 700 10
Konto-Nr.: 194 13 01

Vorstand:
Udo Stark, Vorsitzender
Bernd Kessler
Dr. Rainer Martens
Reiner Winkler
Vorsitzender des Aufsichtsrats:
Johannes P. Huth

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

---

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Donnerstag, 29. März 2007 17:05
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealing-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen

Name: Winkler
Vorname: Reiner
Firma: MTU Aero Engines Holding AG
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 26.03.2007
Kurs/Preis: 43,328
Währung: EUR
Stückzahl: 50000,00
Gesamtvolumen: 2166400,00
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 Mün chen
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX

Ende der Directors'-Dealing-Mitteilung (c)DGAP 29.03.2007

Die Erfassung dieser Mitteilung erfolgte über http://www.dd-meldung.de bzw.
http://www.directors-dealings.de
ID 1786

-

Announcement

Notification concerning transactions by persons performing managerial
responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement

Last name: Winkler
First name: Reiner
Company: MTU Aero Engines Holding AG
Function: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 26.03.2007
Price: 43.328
Currency: EUR
No. of items: 50000.00

Total amount traded: 2166400.00
Place:

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX

End of Director's Dealings Notification (c)DGAP 29.03.2007

The registration of this notification was carried out on http://www.dd-meldung.de or http://www.directors-dealings.de
ID 1786

End of news

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	29.03.2007 17:01
Reuters	29.03.2007 17:01
vwd	29.03.2007 17:01

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	29.03.2007 17:01
dpa-afx	29.03.2007 17:01
dgap.de	29.03.2007 17:01
FTD	29.03.2007 17:01

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	29.03.2007 17:01
Belgien	De Tijd	29.03.2007 17:01
Belgien	Belga	29.03.2007 17:01
Bulgarien	Pari	29.03.2007 17:01
Bulgarien	econ.bg	29.03.2007 17:01
Bulgarien	BTA	29.03.2007 17:01
Dänemark	Borsen	29.03.2007 17:01
Dänemark	ErhvervsBladet	29.03.2007 17:01
Estland	Postimees	29.03.2007 17:01
Estland	Eesti Ekspress	29.03.2007 17:01
Estland/Lettland/Litauen	BNS	29.03.2007 17:01
Finnland	Kauppalehti Oy	29.03.2007 17:01
Finnland	Helsingin Sanomat	29.03.2007 17:01
Frankreich	Les Echos	29.03.2007 17:01
Frankreich	boursier.com	29.03.2007 17:01
Frankreich	AFP	29.03.2007 17:01
Griechenland	Express	29.03.2007 17:01
Griechenland	Reporter.gr	29.03.2007 17:01
Griechenland	ANA	29.03.2007 17:01
Großbritannien	The Financial Times	29.03.2007 17:01
Großbritannien	FT.com	29.03.2007 17:01
Großbritannien/Irland	Press Association	29.03.2007 17:01

Irland	Irish Independent	29.03.2007 17:01
Irland	The Irish Times	29.03.2007 17:01
Island	Vidskiptabladid	29.03.2007 17:01
Island	mbl.is	29.03.2007 17:01
Italien	Il Sole 24 Ore	29.03.2007 17:01
Italien	AGI	29.03.2007 17:01
Kroatien	Poslovni dnevnik	29.03.2007 17:01
Kroatien	Banka magazine	29.03.2007 17:01
Kroatien	Hina	29.03.2007 17:01
Lettland	Dienas Bizness	29.03.2007 17:01
Lettland	FinanceNet	29.03.2007 17:01
Liechtenstein	Liechtensteiner Volksblatt	29.03.2007 17:01
Liechtenstein	Radio Liechtenstein	29.03.2007 17:01
Litauen	Verslo Zinios	29.03.2007 17:01
Luxemburg	Luxemburger Wort	29.03.2007 17:01
Luxemburg	wort.lu	29.03.2007 17:01
Malta	Independent	29.03.2007 17:01
Malta	The Times of Malta	29.03.2007 17:01
Niederlande	Financieele Dagblad	29.03.2007 17:01
Niederlande	IEX.nl	29.03.2007 17:01
Niederlande	ANP	29.03.2007 17:01
Norwegen	aftenposten.no	29.03.2007 17:01
Norwegen	Aftenposten	29.03.2007 17:01
Norwegen	NTB	29.03.2007 17:01

Polen	Gazeta Prawna	29.03.2007 17:01
Polen	Money.pl	29.03.2007 17:01
Polen	PAP	29.03.2007 17:01
Portugal	Expresso	29.03.2007 17:01
Portugal	Lusa	29.03.2007 17:01
Portugal	Diario Economico	29.03.2007 17:01
Rumänien	Capital	29.03.2007 17:01
Rumänien	Ziarul financiar	29.03.2007 17:01
Rumänien	Rompres	29.03.2007 17:01
Schweden	Dagens Industri	29.03.2007 17:01
Schweden	e24	29.03.2007 17:01
Schweiz	AWP	29.03.2007 17:01
Schweiz	Finanz und Wirtschaft	29.03.2007 17:01
Schweiz	finanzinfo.ch	29.03.2007 17:01
Skandinavien / Baltikum	OMX Group	29.03.2007 17:01
Slowakei	Hospodarske noviny	29.03.2007 17:01
Slowakei	oPeniazoch	29.03.2007 17:01
Slowakei	TASR	29.03.2007 17:01
Slowenien	Finance	29.03.2007 17:01
Slowenien	Kapital (not daily)	29.03.2007 17:01
Slowenien	STA	29.03.2007 17:01
Spanien	La Gacetta	29.03.2007 17:01
Spanien	CincoDias	29.03.2007 17:01
Spanien	EFE	29.03.2007 17:01

Tschechische Republik	Hospodarske Noviny	29.03.2007 17:01
Tschechische Republik	hn.ihned.cz	29.03.2007 17:01
Tschechische Republik	CTK	29.03.2007 17:01
Ungarn	MTI	29.03.2007 17:01
Ungarn	magyartokepiac.hu	29.03.2007 17:01
Ungarn	Magyar Tokepiac	29.03.2007 17:01
Zypern	xak.com	29.03.2007 17:01
Zypern	CNA	29.03.2007 17:01
Zypern	Financial Mirror	29.03.2007 17:01
Österreich	WirtschaftsBlatt	29.03.2007 17:01
Österreich	wirtschaftsblatt.at	29.03.2007 17:01
Österreich	APA	29.03.2007 17:01

Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

-----Ursprüngliche Nachricht-----
Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Dienstag, 3. April 2007 15:31
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

logo<http://ers.equitystory.com/pics/confirmation_mail/header.jpg>
Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Header_small<http://ers.equitystory$domain$/pics/confirmation_mail/border2.gif>

Header_small2<http://ers.equitystory.com/pics/confirmation_mail/border.gif>
Mitteilung
Line<http://ers.equitystory.com/pics/confirmation_mail/line.gif>

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealing-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

Angaben zum Mitteilungspflichtigen

Name: Kessler
Vorname: Bernd
Firma: MTU Aero Engines Holding AG
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 28.03.2007
Kurs/Preis: 43,90

Währung: EUR
Stückzahl: 37000
Gesamtvolumen: 1624300,00
Ort: ausserbörslich

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX

Ende der Directors'-Dealing-Mitteilung (c)DGAP 03.04.2007

Die Erfassung dieser Mitteilung erfolgte über http://www.dd-meldung.de bzw.
http://www.directors-dealings.de
ID 1796

----

header_small<http://ers.equitystory.com/pics/confirmation_mail/border2.gif>

<http://ers.equitystory.com/pics/confirmation_mail/border.gif>
Announcement
Line<http://ers.equitystory.com/pics/confirmation_mail/line.gif>

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

Details of the person subject to the disclosure requirement

Last name: Kessler
First name: Bernd
Company: MTU Aero Engines Holding AG
Function: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 28.03.2007
Price: 43.90
Currency: EUR
No. of items: 37000
Total amoun t traded: 1624300.00
Place: over the counter

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX

End of Director's Dealings Notification (C)DGAP 03.04.2007

The registration of this notification was carried out on http://www.dd-meldung.de or http://www.directors-dealings.de
ID 1796

End of news

DGAP regulatory service

DGAP regualtory service is a service of DGAP mbH a company of EquityStory AG. EquityStory AG is not liable for inaccuracies or delays in contents or any system failures. EquityStory AG´s Standard Terms and Conditions apply. If you want to pass on, save or use the contents of DGAP mbH´s services commercially, please contact our news distribution at ph: +49(0)89 210298-33.

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Verbreitungsnetzwerk: TUG-Garantie
Line<http://ers.equitystory.com/pics/confirmation_mail/line.gif>

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungsystem Einspeisung
Bloomberg<http://ers.equitystory.com/pics/confirmation_mail/logos/bloomberg.gif>
Bloomberg 03.04.2007 15:29
Reuters<http://ers.equitystory.com/pics/confirmation_mail/logos/reuters.gif>
Reuters 03.04.2007 15:29
VWD<http://ers.equitystory.com/pics/confirmation_mail/logos/vwd.gif> vwd
03.04.2007 15:29

Auswahl aus dem deutschen Medienbündel:

Medium Zuleitung
Dow Jones<http://ers.equitystory.com/pics/confirmation_mail/logos/dowjones.gif>
Dow Jones 03.04.2007 15:29
DPA<http://ers.equitystory.com/pics/confirmation_mail/logos/dpa_afx.gif> dpa-afx
03.04.2007 15:29
DGAP<http://ers.equitystory.com/pics/confirmation_mail/logos/dgap.gif> dgap.de
03.04.2007 15:29
FTD<http://ers.equitystory.com/pics/confirmation_mail/logos/ftd.gif> FTD
03.04.2007 15:29

Europäsiche Medien:

Land Medium Zuleitung
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Belgien.gif>
Belgien L'Echo 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Belgien.gif>
Belgien De Tijd 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Belgien.gif>
Belgien Belga 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Bulgarien.gif>
Bulgarien Pari 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Bulgarien.gif>
Bulgarien econ.bg 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Bulgarien.gif>
Bulgarien BTA 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Daenemark.gif>
Dänemark Borsen 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Daenemark.gif>
Dänemark ErhvervsBladet 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Estland.gif>
Estland Postimees 03.04.2007 15:29

Estland Eesti Ekspress 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/bns.gif>
Estland/Lettland/Litauen BNS 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Finnland.gif>
Finnland Kauppalehti Oy 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Finnland.gif>
Finnland Helsingin Sanomat 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Frankreich.gif>
Frankreich Les Echos 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Frankreich.gif>
Frankreich boursier.com 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Frankreich.gif>
Frankreich AFP 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Griechenland.gif>
Griechenland Express 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Griechenland.gif>
Griechenland Reporter.gr 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Griechenland.gif>
Griechenland ANA 03.04.2007 15:29

Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Grossbritannien.gif>
Großbritannien The Financial Times 03.04.2007 15:29

Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Grossbritannien.gif>
Großbritannien FT.com 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/pa.gif>
Großbritannien/Irland Press Association 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Irland.gif>
Irland Irish Independent 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Irland.gif>
Irland The Irish Times 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Island.gif>
Island Vidskiptabladid 03.04.2007 15:29
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Island mbl.is 03.04.2007 15:29
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Italien Il Sole 24 Ore 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Italien.gif>
Italien AGI 03.04.2007 15:29
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Kroatien Poslovni dnevnik 03.04.2007 15:29
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Kroatien Banka magazine 03.04.2007 15:29
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Lettland Dienas Bizness 03.04.2007 15:29
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Lettland FinanceNet 03.04.2007 15:29
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Liechtenstein Liechtensteiner Volksblatt 03.04.2007 15:29
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Liechtenstein Radio Liechtenstein 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Litauen.gif>
Litauen Verslo Zinios 03.04.2007 15:29
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Luxemburg Luxemburger Wort 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Luxemburg.gif>
Luxemburg wort.lu 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Malta.gif>
Malta Independent 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Malta.gif>
Malta The Times of Malta 03.04.2007 15:29
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Niederlande Financieele Dagblad 03.04.2007 15:29
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Niederlande IEX.nl 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Niederlande.gif>
Niederlande ANP 03.04.2007 15:29
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Norwegen aftenposten.no 03.04.2007 15:29
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Norwegen Aftenposten 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Norwegen.gif>
Norwegen NTB 03.04.2007 15:29
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Polen Gazeta Prawna 03.04.2007 15:29
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Portugal Expresso 03.04.2007 15:29
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Portugal Diario Economico 03.04.2007 15:29
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Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Rumaenien.gif>
Rumänien Ziarul financiar 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Rumaenien.gif>
Rumänien Rompres 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Schweden.gif>
Schweden Dagens Industri 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Schweden.gif>
Schweden e24 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Schweiz.gif>
Schweiz AWP 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Schweiz.gif>
Schweiz Finanz und Wirtschaft 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Schweiz.gif>
Schweiz finanzinfo.ch 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/omx.gif>
Skandinavien / Baltikum OMX Group 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Slowakei.gif>
Slowakei Hospodarske noviny 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Slowakei.gif>
Slowakei oPeniazoch 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Slowakei.gif>
Slowakei TASR 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Slowenien.gif>
Slowenien Finance 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Slowenien.gif>
Slowenien Kapital (not daily) 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Slowenien.gif>
Slowenien STA 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Spanien.gif>
Spanien La Gacetta 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Spanien.gif>
Spanien CincoDias 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Spanien.gif>
Spanien EFE 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Tschechische Republik.gif> Tschechische Republik Hospodarske Noviny 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Tschechische Republik.gif> Tschechische Republik hn.ihned.cz 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Tschechische Republik.gif> Tschechische Republik CTK 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Ungarn.gif>
Ungarn MTI 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Ungarn.gif>
Ungarn magyartokepiac.hu 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Ungarn.gif>
Ungarn Magyar Tokepiac 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Zypern.gif>
Zypern xak.com 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Zypern.gif>
Zypern CNA 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Zypern.gif>
Zypern Financial Mirror 03.04.2007 15:29

Österreich WirtschaftsBlatt 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/oesterreich.gif>
Österreich wirtschaftsblatt.at 03.04.2007 15:29
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/oesterreich.gif>
Österreich APA 03.04.2007 15:29
<http://ers.equitystory.com/pics/confirmation_mail/border2.gif>

FISCHER, Christiane

Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Freitag, 30. März 2007 18:10
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealing-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen

Vorname: Udo Stark Vermögensverwaltungs KG
Firma: c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst

Angaben zur Person mit Führungsaufgaben

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 28.03.2007
Kurs/Preis: 43,00
Währung: EUR
Stückzahl: 200000
Gesamtvolumen: 8600000 ,00
Ort: ausserbörslich

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX

Ende der Directors'-Dealing-Mitteilung (c)DGAP 30.03.2007

Die Erfassung dieser Mitteilung erfolgte über http://www.dd-meldung.de bzw.
http://www.directors-dealings.de
ID 1801

-

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement

First name: Udo Stark Vermögensverwaltungs KG
Company: c/o MTU Aero Engines Holding AG

Person performing managerial responsibilities, triggering the disclosure requirement for the legal person

Details of the person performing managerial responsibilities

Function: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines H olding AG Ordinary Shares
ISIN of the financial instrument: DE000A0D9PT0

Type of transaction: Sale
Date: 28.03.2007
Price: 43.00
Currency: EUR
No. of items: 200000
Total amount traded: 8600000.00
Place: over the counter

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX

End of Director's Dealings Notification (c)DGAP 30.03.2007

The registration of this notification was carried out on http://www.dd-meldung.de or
http://www.directors-dealings.de
ID 1801

-

End of news

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungsystem	Einspeisung
Bloomberg	30.03.2007 18:07
Reuters	30.03.2007 18:07
vwd: vwd	30.03.2007 18:07

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	30.03.2007 18:07
dpa-afx	30.03.2007 18:07

dgap.de	30.03.2007 18:07
FTD	30.03.2007 18:07

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	30.03.2007 18:07
Belgien	De Tijd	30.03.2007 18:07
Belgien	Belga	30.03.2007 18:07
Bulgarien	Pari	30.03.2007 18:07
Bulgarien	econ.bg	30.03.2007 18:07
Bulgarien	BTA	30.03.2007 18:07
Dänemark	Borsen	30.03.2007 18:07
Dänemark	ErhvervsBladet	30.03.2007 18:07
Estland	Postimees	30.03.2007 18:07
Estland	Eesti Ekspress	30.03.2007 18:07
Estland/Lettland/Litauen	BNS	30.03.2007 18:07
Finnland	Kauppalehti Oy	30.03.2007 18:07
Finnland	Helsingin Sanomat	30.03.2007 18:07
Frankreich	Les Echos	30.03.2007 18:07
Frankreich	boursier.com	30.03.2007 18:07
Frankreich	AFP	30.03.2007 18:07
Griechenland	Express	30.03.2007 18:07
Griechenland	Reporter.gr	30.03.2007 18:07
Griechenland	ANA	30.03.2007 18:07
Großbritannien	The Financial Times	30.03.2007 18:07

	Großbritannien	FT.com	30.03.2007 18:07
	Großbritannien/Irland	Press Association	30.03.2007 18:07
	Irland	Irish Independent	30.03.2007 18:07
	Irland	The Irish Times	30.03.2007 18:07
	Island	Vidskiptabladid	30.03.2007 18:07
	Island	mbl.is	30.03.2007 18:07
	Italien	Il Sole 24 Ore	30.03.2007 18:07
	Italien	AGI	30.03.2007 18:07
	Kroatien	Poslovni dnevnik	30.03.2007 18:07
	Kroatien	Banka magazine	30.03.2007 18:07
	Kroatien	Hina	30.03.2007 18:07
	Lettland	Dienas Bizness	30.03.2007 18:07
	Lettland	FinanceNet	30.03.2007 18:07
	Liechtenstein	Liechtensteiner Volksblatt	30.03.2007 18:07
	Liechtenstein	Radio Liechtenstein	30.03.2007 18:07
	Litauen	Verslo Zinios	30.03.2007 18:07
	Luxemburg	Luxemburger Wort	30.03.2007 18:07
	Luxemburg	wort.lu	30.03.2007 18:07
	Malta	Independent	30.03.2007 18:07
	Malta	The Times of Malta	30.03.2007 18:07
	Niederlande	Financieele Dagblad	30.03.2007 18:07
	Niederlande	IEX.nl	30.03.2007 18:07
	Niederlande	ANP	30.03.2007 18:07
	Norwegen	aftenposten.no	30.03.2007 18:07

	Norwegen	Aftenposten	30.03.2007 18:07
	Norwegen	NTB	30.03.2007 18:07
	Polen	Gazeta Prawna	30.03.2007 18:07
	Polen	Money.pl	30.03.2007 18:07
	Polen	PAP	30.03.2007 18:07
	Portugal	Expresso	30.03.2007 18:07
	Portugal	Lusa	30.03.2007 18:07
	Portugal	Diario Economico	30.03.2007 18:07
	Rumänien	Capital	30.03.2007 18:07
	Rumänien	Ziarul financiar	30.03.2007 18:07
	Rumänien	Rompres	30.03.2007 18:07
	Schweden	Dagens Industri	30.03.2007 18:07
	Schweden	e24	30.03.2007 18:07
	Schweiz	AWP	30.03.2007 18:07
	Schweiz	Finanz und Wirtschaft	30.03.2007 18:07
	Schweiz	finanzinfo.ch	30.03.2007 18:07
	Skandinavien / Baltikum	OMX Group	30.03.2007 18:07
	Slowakei	Hospodarske noviny	30.03.2007 18:07
	Slowakei	oPeniazoch	30.03.2007 18:07
	Slowakei	TASR	30.03.2007 18:07
	Slowenien	Finance	30.03.2007 18:07
	Slowenien	Kapital (not daily)	30.03.2007 18:07
	Slowenien	STA	30.03.2007 18:07
	Spanien	La Gacetta	30.03.2007 18:07

Spanien	CincoDias	30.03.2007 18:07
Spanien	EFE	30.03.2007 18:07
Tschechische Republik	Hospodarske Noviny	30.03.2007 18:07
Tschechische Republik	hn.ihned.cz	30.03.2007 18:07
Tschechische Republik	CTK	30.03.2007 18:07
Ungarn	MTI	30.03.2007 18:07
Ungarn	magyartokepiac.hu	30.03.2007 18:07
Ungarn	Magyar Tokepiac	30.03.2007 18:07
Zypern	xak.com	30.03.2007 18:07
Zypern	CNA	30.03.2007 18:07
Zypern	Financial Mirror	30.03.2007 18:07
Österreich	WirtschaftsBlatt	30.03.2007 18:07
Österreich	wirtschaftsblatt.at	30.03.2007 18:07
Österreich	APA	30.03.2007 18:07

FISCHER, Christiane

Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

---

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Freitag, 30. März 2007 18:28
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealing-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen

Vorname: Udo Stark Vermögensverwaltungs KG
Firma: c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst

Angaben zur Person mit Führungsaufgaben

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 29.03.2007
Kurs/Preis: 44,10
Währung: EUR
Stückzahl: 50000
Gesamtvolumen: 2205000, 00
Ort: ausserbörslich

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX

Ende der Directors'-Dealing-Mitteilung (c)DGAP 30.03.2007

Die Erfassung dieser Mitteilung erfolgte über http://www.dd-meldung.de bzw.
http://www.directors-dealings.de
ID 1809

-

Announcement

Notification concerning transactions by persons performing managerial
responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement

First name: Udo Stark Vermögensverwaltungs KG
Company: c/o MTU Aero Engines Holding AG

Person performing managerial responsibilities, triggering the disclosure requirement for the legal person

Details of the person performing managerial responsibilities

Function: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines H olding AG Ordinary Shares
ISIN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 29.03.2007
Price: 44.10
Currency: EUR
No. of items: 50000
Total amount traded: 2205000.00
Place: over the counter

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX

End of Director's Dealings Notification (c)DGAP 30.03.2007

The registration of this notification was carried out on http://www.dd-meldung.de or
http://www.directors-dealings.de
ID 1809

-

End of news

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	30.03.2007 18:26
Reuters	30.03.2007 18:26
vwd	30.03.2007 18:26

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	30.03.2007 18:26

dpa-afx	30.03.2007 18:26
dgap.de	30.03.2007 18:26
FTD	30.03.2007 18:26

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	30.03.2007 18:26
Belgien	De Tijd	30.03.2007 18:26
Belgien	Belga	30.03.2007 18:26
Bulgarien	Pari	30.03.2007 18:26
Bulgarien	econ.bg	30.03.2007 18:26
Bulgarien	BTA	30.03.2007 18:26
Dänemark	Borsen	30.03.2007 18:26
Dänemark	ErhvervsBladet	30.03.2007 18:26
Estland	Postimees	30.03.2007 18:26
Estland	Eesti Ekspress	30.03.2007 18:26
Estland/Lettland/Litauen	BNS	30.03.2007 18:26
Finnland	Kauppalehti Oy	30.03.2007 18:26
Finnland	Helsingin Sanomat	30.03.2007 18:26
Frankreich	Les Echos	30.03.2007 18:26
Frankreich	boursier.com	30.03.2007 18:26
Frankreich	AFP	30.03.2007 18:26
Griechenland	Express	30.03.2007 18:26
Griechenland	Reporter.gr	30.03.2007 18:26
Griechenland	ANA	30.03.2007 18:26

Großbritannien	The Financial Times	30.03.2007 18:26
Großbritannien	FT.com	30.03.2007 18:26
Großbritannien/Irland	Press Association	30.03.2007 18:26
Irland	Irish Independent	30.03.2007 18:26
Irland	The Irish Times	30.03.2007 18:26
Island	Vidskiptabladid	30.03.2007 18:26
Island	mbl.is	30.03.2007 18:26
Italien	Il Sole 24 Ore	30.03.2007 18:26
Italien	AGI	30.03.2007 18:26
Kroatien	Poslovni dnevnik	30.03.2007 18:26
Kroatien	Banka magazine	30.03.2007 18:26
Kroatien	Hina	30.03.2007 18:26
Lettland	Dienas Bizness	30.03.2007 18:26
Lettland	FinanceNet	30.03.2007 18:26
Liechtenstein	Liechtensteiner Volksblatt	30.03.2007 18:26
Liechtenstein	Radio Liechtenstein	30.03.2007 18:26
Litauen	Verslo Zinios	30.03.2007 18:26
Luxemburg	Luxemburger Wort	30.03.2007 18:26
Luxemburg	wort.lu	30.03.2007 18:26
Malta	Independent	30.03.2007 18:26
Malta	The Times of Malta	30.03.2007 18:26
Niederlande	Financieele Dagblad	30.03.2007 18:26
Niederlande	IEX.nl	30.03.2007 18:26
Niederlande	ANP	30.03.2007 18:26

	Norwegen	aftenposten.no	30.03.2007 18:26
	Norwegen	Aftenposten	30.03.2007 18:26
	Norwegen	NTB	30.03.2007 18:26
	Polen	Gazeta Prawna	30.03.2007 18:26
	Polen	Money.pl	30.03.2007 18:26
	Polen	PAP	30.03.2007 18:26
	Portugal	Expresso	30.03.2007 18:26
	Portugal	Lusa	30.03.2007 18:26
	Portugal	Diario Economico	30.03.2007 18:26
	Rumänien	Capital	30.03.2007 18:26
	Rumänien	Ziarul financiar	30.03.2007 18:26
	Rumänien	Rompres	30.03.2007 18:26
	Schweden	Dagens Industri	30.03.2007 18:26
	Schweden	e24	30.03.2007 18:26
	Schweiz	AWP	30.03.2007 18:26
	Schweiz	Finanz und Wirtschaft	30.03.2007 18:26
	Schweiz	finanzinfo.ch	30.03.2007 18:26
	Skandinavien / Baltikum	OMX Group	30.03.2007 18:26
	Slowakei	Hospodarske noviny	30.03.2007 18:26
	Slowakei	oPeniazoch	30.03.2007 18:26
	Slowakei	TASR	30.03.2007 18:26
	Slowenien	Finance	30.03.2007 18:26
	Slowenien	Kapital (not daily)	30.03.2007 18:26
	Slowenien	STA	30.03.2007 18:26

Spanien	La Gacetta	30.03.2007 18:26
Spanien	CincoDias	30.03.2007 18:26
Spanien	EFE	30.03.2007 18:26
Tschechische Republik	Hospodarske Noviny	30.03.2007 18:26
Tschechische Republik	hn.ihned.cz	30.03.2007 18:26
Tschechische Republik	CTK	30.03.2007 18:26
Ungarn	MTI	30.03.2007 18:26
Ungarn	magyartokepiac.hu	30.03.2007 18:26
Ungarn	Magyar Tokepiac	30.03.2007 18:26
Zypern	xak.com	30.03.2007 18:26
Zypern	CNA	30.03.2007 18:26
Zypern	Financial Mirror	30.03.2007 18:26
Österreich	WirtschaftsBlatt	30.03.2007 18:26
Österreich	wirtschaftsblatt.at	30.03.2007 18:26
Österreich	APA	30.03.2007 18:26

END